Filed by PropertyGuru Group Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bridgetown 2 Holdings Limited

Commission File No.: 001-39932

PropertyGuru Plans Expansion After NYSE SPAC Debut Next Month

Mingtiandi

By Beatrice Laforga

17 February 2022

Singapore-based PropertyGuru is set to complete its listing on the New York Stock Exchange next month despite widening net losses, with the online marketplace operator planning to use the proceeds of the share sale to expand its fintech business and venture into home services.

In an interview with Mingtiandi, PropertyGuru’s chief executive officer Hari V. Krishnan said the company’s listing date will be determined within days of an extraordinary general meeting on 15 March where shareholders of Bridgetown 2 Holdings, a special purpose acquisition company (SPAC) backed by billionaires Richard Li and Peter Thiel, are set to vote on the proposed $1.8-billion deal.

“In Southeast Asia, there’s three mega trends: you have urbanization, you have digitalization and the emergence of the middle class,” he said. “The fact that 50 million people are going to move to cities and towns in our five markets and they’re going to look to buy homes, look for digital solutions because they’re digital natives means that we are well positioned, we are a clear market leader in our priority markets.”

The start-up, which is backed by US private equity giants KKR and TPG, remains optimistic regarding its SPAC plans more than two years after its attempt to go public in Australia failed due to “market uncertainties,” and even after reporting a wider net loss of S$150.6 million ($112 million) in the first half of last year from a S$2.3 million loss in the first six months of 2020.

Serving Up Revenue

In July last year, PropertyGuru announced its plan to merge with Bridgetown 2, a SPAC formed by Hong Kong tycoon Richard Li’s Pacific Century Group and US tech magnate Peter Thiel’s Thiel Capita, through a merger that values the combined entity at $1.78 billion in equity.

Krishnan said proceeds of the listing will be mainly used to finance new acquisitions by PropertyGuru as the real estate listings provider seeks to grow its fintech operations. The company already has a unit that helps Singaporeans with property financing, as businesses that provide data and software solutions to real estate developers and banks.

While Krishnan declined to name any acquisition targets, he said PropertyGuru plans to acquire businesses that will give it entry into the home services sector including providing logistics, cleaning and other services to owners moving into their new homes, citing the industry’s fragmented nature and lack of big players.

“They find their homes on PropertyGuru, if we can help them with moving and or cleaning and maintenance of the home, it’s a logical strategic extension for the group,” he said. “So M&A is gonna be a big focus and focusing on fintech, data and software solutions and home services.”

The 15-year-old group has acquired two businesses in the last 15 months in a bid to obtain a bigger slice of the market. It took over REA’s marketplace operations in Malaysia and Thailand in May 2021 after acquiring MyProperty Data, which was the biggest property website in Malaysia, in November 2020.

Post-merger, PropertyGuru is expected to raise $432 million in gross proceeds from the transaction, which includes a $299 million cash infusion from Bridgetown 2 and $100 million from investors Baillie Gifford, Naya, REA Group, Akaris Global Partners and one of Malaysia’s largest asset managers.

An existing shareholder of the group, Australian firm REA is also set to invest an additional $32 million, while existing backers KKR and TPG Group will roll 100 percent of their equity into the soon-to-be listed firm.

Consolidating Territory

While PropertyGuru seeks to broaden its business, Krishnan said there are no plans for further geographic expansion as they want to focus on deploying resources across the five markets where they currently operate – Singapore, Vietnam, Malaysia, Thailand and Indonesia.

“Singapore has been operationally profitable for a number of years,” he said. “On a group level we are loss making because of the Malaysia competitive scenario, and I think obviously this year, we are hoping to change that with our market share established in Malaysia. In Singapore and Vietnam, we’ve had market leadership for many years.”

The group has failed to reach profitability in both good times and bad, recording a S$38.5 million net loss in 2019, followed by S$14.4 million in red ink for 2020 and S$150.6 million net loss in the first six months of last year, which the company chief characterised as a “one-time loss” due to a transaction through which S$125 million in preferential shares in the company were converted to ordinary shares.

In terms of adjusted EBITDA – an indicator of profitability referring to earnings before interest, taxes, depreciation and amortization – the company was adjusted EBITDA positive in 2018-2020, to sink back to a negative adjusted EBITDA of S$4.8 million in the first half of last year. The adjusted EBITDA excludes share-based payments and the cost of acquiring REA’s assets, as well as one-time and ongoing costs related to its public listing.

Krishnan is projecting the company to return to profitability this year, and predicts profits will reach S$97 million in 2025.

PropertyGuru’s latest company financial statement shows its revenues jumped 18 percent year on year to S$42.9 million in the first half of 2021, largely due to higher earnings from its core markets, especially in Singapore, with those results dampened by weaker performance in Thailand and Indonesia.

Link to article: https://www.mingtiandi.com/real-estate/finance/propertyguru-plans-expansion-after-nyse-spac-debut/

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between PropertyGuru, PubCo and Bridgetown 2, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words.

All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown 2 and PropertyGuru, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Bridgetown 2 or PropertyGuru is not obtained; the risk that the business combination disrupts current plans and operations of Bridgetown 2 or PropertyGuru as a result of the announcement and consummation of the business combination; the ability of PropertyGuru to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to PropertyGuru; the amount of redemption requests made by Bridgetown 2’s shareholders and the amount of funds available in the Bridgetown 2 trust account; PropertyGuru’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, Bridgetown 2’s Quarterly Report on Form 10-Q and other documents filed by PubCo or Bridgetown 2 from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown 2 nor PropertyGuru presently know, or that Bridgetown 2 or PropertyGuru currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements reflect Bridgetown 2’s and PropertyGuru’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown 2’s or PropertyGuru’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Bridgetown 2 and PropertyGuru anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown 2 and PropertyGuru may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown 2 and PropertyGuru specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by PropertyGuru or Bridgetown 2 or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown 2’s or PropertyGuru’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of PropertyGuru and Bridgetown 2 contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the PropertyGuru, Bridgetown 2 or any other entity.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between PropertyGuru and Bridgetown 2. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to sell, subscribe for, buy or exchange any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the business combination, PubCo has filed the Registration Statement with the SEC, which was declared effective by the SEC on February 14, 2022, that includes a definitive proxy statement of Bridgetown 2 to be distributed to Bridgetown 2’s shareholders in connection with Bridgetown 2’s solicitation for proxies for the vote by Bridgetown 2’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement. Bridgetown 2 and PubCo also will file other documents regarding the proposed transaction with the SEC.

This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bridgetown 2 will send to its shareholders in connection with the business combination. Bridgetown 2’s shareholders and other interested persons are advised to read the definitive proxy statement in connection with Bridgetown 2’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Bridgetown 2, PubCo, PropertyGuru and the proposed transactions. Shareholders and investors may also obtain a copy of the definitive proxy statement, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Bridgetown 2, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Bridgetown 2’s proxy solicitor, Morrow Sodali LLC, by emailing BTNB.info@investor.morrowsodali.com or mailing Morrow Sodali LLC 470 West Avenue Stamford, CT 06902 USA. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Bridgetown 2, PubCo and PropertyGuru and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Bridgetown 2’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Bridgetown 2’s shareholders in connection with the proposed transactions and a description of their direct and indirect interests in such transactions is set forth in the proxy statement/prospectus contained in the Registration Statement. You can find more information about Bridgetown 2’s directors and executive officers in Bridgetown 2’s final prospectus filed with the SEC on January 27, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus contained in the Registration Statement. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus contained in the Registration Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell, subscribe for or buy any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.